FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

The oil spill incident of a drilling rig in the Gulf of Mexico (3)

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 22, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

September 22, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

The oil spill incident of a drilling rig in the Gulf of Mexico (3)

Please refer to the previous disclosure in the Annual Report on Form 20-F filed on August 13, 2010 by Mitsui & Co., Ltd. (“Mitsui”) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the Deepwater Horizon incident.

BP Exploration and Production Inc. (“BP E&P”), the operator of the Macondo well in the Gulf of Mexico, in which MOEX Offshore 2007 LLC (“MOEX Offshore”) holds a 10% minority non-operating lease interest, has been working with U.S. government agencies to drill relief wells for the plugging of the blown-out well. On September 19, 2010, BP E&P publicly announced that the operations to plug the well were successfully completed and that it would now proceed to complete the abandonment of the well and plug and abandon the relief wells.

MOEX Offshore is a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., in which Mitsui holds a 69.91% equity interest.

While Mitsui has only an indirect equity interest in a non-operating lease interest in the well held by MOEX Offshore, in light of the numerous investigations that are currently taking place to determine the facts and circumstances surrounding the Deepwater Horizon incident, the number of lawsuits that are pending and the others that are expect to be commenced against MOEX Offshore and its affiliates, and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore is undertaking a very careful and independent review of BP E&P’s claims for reimbursement. MOEX Offshore therefore continues to withhold payment of invoices BP E&P has been sending to it seeking reimbursement of costs incurred by BP E&P related to BP E&P’s response to the incident.

Mitsui cannot estimate the potential liability of MOEX Offshore or its affiliates resulting from the Deepwater Horizon incident at this time. Accordingly, Mitsui is currently unable to determine the impact, if any, the incident will have on its future consolidated operating results, financial position or cash flows.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice:

This Report on Form 6-K contains forward-looking statements about Mitsui and its subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the permanent success of the plugging of the well and the outcome of other events in the Gulf of Mexico relating to the Deepwater Horizon incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the incident, including, but not limited to, (a) the amount, if any, of the contribution by MOEX Offshore or its affiliates to the cost of the ongoing clean-up and other costs associated with the well incident as a result of governmental actions, initiatives or proceedings, (b) the outcome of current and future legal proceedings against MOEX Offshore or its affiliates brought by governmental or private parties, which may involve civil and criminal claims for damages, penalties or injunctive relief, (c) the availability or adequacy of claims under indemnification provisions of the operating agreement relating to the well and of coverage under insurance policies with respect to the Deepwater Horizon incident, or (d) the ability of the holders of interests in the lease, their affiliates and others to agree to a mutually acceptable allocation of the costs associated with the incident and their ability to pay their share of the costs, including the resolution of outstanding and future requests for reimbursement of costs made by the operator of the well. These risks, uncertainties and other factors also involve the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases, and Mitsui undertakes no obligation to publicly update or revise any forward-looking statements. As a result, given these factors and the magnitude of the incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on Mitsui’s consolidated results of operations and financial condition.